                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )


                            Egreetings Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    282343102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jon Groetzinger, Jr., Esq.
                         American Greetings Corporation
                                One American Road
                              Cleveland, Ohio 44114
                                  216-252-7300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 9, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

-----------------------                                -------------------------
CUSIP NO. 282343102                  13D                    PAGE 2 OF 12 PAGES
          ---------
-----------------------                                -------------------------

--------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             American Greetings Corporation

--------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                      (a) [ ]
                                                                                       (b) [ ]
--------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC, OO (See Item 3)
--------------------------------------------------------------------------------------------------
     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------------------------
     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Ohio
--------------------------------------------------------------------------------------------------
                                7      SOLE VOTING  POWER

                                       6,841,074
                        --------------------------------------------------------------------------
        NUMBER OF               8      SHARED VOTING  POWER
          SHARES
       BENEFICIALLY                    -0-
         OWNED BY       --------------------------------------------------------------------------
           EACH                 9      SOLE DISPOSITIVE  POWER
         REPORTING
        PERSON WITH                    6,841,074
                        --------------------------------------------------------------------------

                               10      SHARED DISPOSITIVE  POWER

                                       -0-
--------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,841,074 Shares
--------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [ ]
--------------------------------------------------------------------------------------------------
    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

             19.6%
--------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP NO. 282343102                  13D                    PAGE 3 OF 12 PAGES
          ---------
-----------------------                                -------------------------

--------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS

             Gibson Greetings, Inc.
--------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                       (a) [ ]
                                                                                        (b) [ ]
--------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC, OO (See Item 3)
--------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM  2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------------------------
     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------------------------
                                7      SOLE VOTING  POWER

                                       6,841,074
                            ---------------------------------------------------------------------
         NUMBER OF
          SHARES               8       SHARED VOTING  POWER
       BENEFICIALLY
         OWNED BY                      -0-
           EACH             ---------------------------------------------------------------------
         REPORTING             9       SOLE DISPOSITIVE  POWER
        PERSON WITH
                                       6,841,074
                            ---------------------------------------------------------------------
                              10       SHARED DISPOSITIVE  POWER

                                       -0-

--------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,841,074 Shares
--------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]
--------------------------------------------------------------------------------------------------
    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

             19.6%
--------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is Egreetings Network, Inc., a Delaware corporation ("Egreetings"), which has its principal executive offices at 149 New Montgomery Street, San Francisco, California 94105. The title of the securities to which this Statement relates is Egreetings' common stock, par value $0.001 per share (the "Shares").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Statement is being filed by American Greetings Corporation, an Ohio corporation ("American Greetings"), and Gibson Greetings, Inc. a Delaware corporation and a wholly owned subsidiary of American Greetings ("Gibson"). American Greetings' and Gibson's principal business address and American Greetings' office address is One American Road, Cleveland, Ohio 44114. Gibson's office address is 100 East River Center Blvd, Covington, Kentucky 41011. The name, business address, present principal occupation and citizenship of each executive officer and director of American Greetings and Gibson is set forth in Schedule I attached hereto.

         American Greetings is the world's largest publicly held creator, manufacturer and distributor of greeting cards and social expression products. With headquarters in Cleveland, Ohio, American Greetings employs more than 21,000 associates around the world and has one of the largest creative studios in the world.

         (d)-(e) During the last five years, none of American Greetings, Gibson or, to the best knowledge of American Greetings and Gibson, any executive officer or director of American Greetings or Gibson listed in Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 9, 1999, American Greetings, through a wholly owned subsidiary formed for this purpose ("Acquisition Sub"), commenced a tender offer for all of the issued and outstanding shares of common stock of Gibson. On March 9, 1999, American Greetings accepted for payment and paid for the 15,431,420 shares (approximately 97.4% of the outstanding shares) of Gibson common stock tendered and completed the acquisition of Gibson through a merger of Acquisition Sub with and into Gibson. Gibson held the 6,841,074 Shares prior to American Greetings's acquisition of Gibson.

         The total purchase price for the acquisition by American Greetings of Gibson was approximately $175 million. The funds used to consummate the acquisition were provided to Acquisition Sub in the form of a capital contribution made by American Greetings. American


                               Page 4 of 12 Pages

Greetings obtained the funds for such capital contribution through its registered commercial paper program.

ITEM 4.  PURPOSE OF TRANSACTION.

         American Greetings indirectly acquired beneficial ownership of the Shares held by Gibson as a result of its acquisition of Gibson. American Greetings' indirect acquisition of the Shares was incidental to the Gibson acquisition.

         American Greetings and Egreetings have, from time to time, engaged in discussions regarding a possible combination of Egreetings business with that of the digital greetings business of American Greetings conducted by AmericanGreetings.com, Inc. Such discussions have been exploratory in nature and, although certain discussions regarding specific combination proposals are currently underway, there can be no assurance that an agreement will be reached or as to the timing or terms thereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(d) American Greetings has an indirect beneficial interest in 6,841,074 Shares, or approximately 19.6% of the outstanding Shares, which are held directly by its wholly owned subsidiary Gibson. This number includes 67,854 Shares that Gibson has the right to acquire pursuant to currently exercisable warrants to acquire Shares. American Greetings has sole voting and dispositive power over the 6,841,074 Shares held by Gibson, arising solely from its control over Gibson.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Egreetings and certain of its stockholders have granted Gibson the right to match the terms of any offer made by either Hallmark or American Greetings in connection with the sale of any equity interest in Egreetings to Hallmark or American Greetings by Egreetings or such stockholders. If Gibson elects to match the terms of any such sale, then Egreetings and/or such stockholder must sell the equity interest to Gibson on such terms. The foregoing discussion is qualified in its entirety by reference to the Agreement Providing Right of Last Refusal, which is filed as Exhibit 2 hereto.

         Gibson has demand and piggyback registration rights that enable Gibson, under certain circumstances and subject to certain restrictions, to require Egreetings to register all or a portion of the Shares Gibson owns under the Securities Act of 1933 in order to permit Gibson to sell its Shares. These registration rights will terminate on the earlier of four years after the date of Egreetings' initial public offering or the date on which Gibson may sell all of its Shares under Rule 144 of the Securities Act of 1933. The foregoing discussion is qualified in its entirety by

                               Page 5 of 12 Pages
reference to the Fifth Amended and Restated Investors' Rights Agreement, which is filed as Exhibit 3 hereto.

         In connection with Egreetings' initial public offering, Gibson agreed not to transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares for a period of 180 days after the date the registration statement filed in connection the initial public offering is declared effective. The foregoing discussion is qualified in its entirety by reference to the Fifth Amended and Restated Investors' Rights Agreement, which is filed as Exhibit 3 hereto, and the Lock Up Agreement, which is filed as Exhibit 4 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1)      Joint Filing Agreement
(2)      Agreement Providing Right of Last Refusal, dated December 4, 1997.
(3) Fifth Amended and Restated Investors' Rights Agreement, dated November 19, 1999.
(4)      Lock Up Agreement, dated September 1999.


                               Page 6 of 12 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 17, 2000                           AMERICAN GREETINGS CORPORATION


                                                By:  /s/ W.S. Meyer
                                                    ----------------------------
                                                Name:  William S. Meyer
                                                Title: Senior Vice President
                                                       and Chief Financial
                                                       Officer


                                                GIBSON GREETINGS, INC.


                                                By:  /s/ Morry Weiss
                                                    ----------------------------
                                                Name:  Morry Weiss
                                                Title: President


                               Page 7 of 12 Pages

                                                                      SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
            AMERICAN GREETINGS CORPORATION AND GIBSON GREETINGS, INC.


A.       DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN GREETINGS

         The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of American Greetings. Unless otherwise indicated below, (i) each individual has held his or her positions with American Greetings for more than the past five years, (ii) the business address of each person is One American Road, Cleveland, Ohio 44144 and
(iii) all directors and executive officers listed below are citizens of the United States. Directors are identified by an asterisk.

                                                   PRESENT PRINCIPAL OCCUPATION OR
               NAME                          EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
               ----                          -------------------------------------------
*Scott S. Cowen                     Dr. Cowen's principal occupation is President of Tulane
                                    University.  Prior to that Dr. Cowen served as Dean and Albert J.
                                    Weatherhead, III Professor of Management, Weatherhead School
                                    of Management at Case Western Reserve University.  Dr. Cowen
                                    serves as a director of JoAnn Stores, Inc. (specialty store retailer),
                                    Forest City Enterprises, Inc. (conglomerate corporation engaged in real estate development, sales, investment, construction and lumber wholesale) and Newell-Rubbermaid Incorporated
                                    (consumer home products).

*Edward Fruchtenbaum                Mr. Fruchtenbaum is President and Chief Operating Officer of
                                    Parent, a position he has held for more than five years.  Mr.
                                    Fruchtenbaum is on the boards of INROADS/Northeast Ohio,
                                    Inc., Gilmour Academy, Cleveland Playhouse and The National
                                    Conference Board (non-profit organizations).


                               Page 8 of 12 Pages

*Stephen R. Hardis                  Mr. Hardis' principal occupation is Chairman and Chief
                                    Executive Officer of Eaton Corporation, (manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial and semiconductor markets).  Before joining Easton in 1979, Mr. Hardis served as Executive Vice president of
                                    Finance and Planning for Sybron Corporation (health equipment supplies and services) and prior to that he was associated with
                                    General Dynamics Corporation (industrial) aerospace
                                    manufacturer).  Mr. Hardis is a member of the boards of KeyCorp
                                    (holding company for Key Bank), Lexmark International
                                    Corporation (a spin-off of IBM's printer business), Marsh &
                                    McLennon Companies, Inc. (holding company providing services in the risk and insurance services, investment and management consulting fields), Nordson Corporation (industrial painting system manufacturer) and Progressive Corporation (holding
                                    company of Progressive Insurance Company and other
                                    companies).  He also serves as a director of the Cleveland Clinic
                                    Foundation (hospital) and is a trustee of the Musical Arts
                                    Association (Cleveland Orchestra), Leadership Cleveland,
                                    Playhouse Square, Foundation, Greater Cleveland Roundtable
                                    and Cleveland Tomorrow (non-profit organizations).

*Harriet Mouchly-Weiss              Mrs. Mouchly-Weiss is founder and managing partner of Strategy
                                    XXI (corporate communications).  Before founding Strategy
                                    XXI, she was President of the GCI Group International, an
                                    international public relations and marketing agency.  She also served as Chairman of Ruder Finn & Rotman International
                                    Partners, an independent public relations firm.  She is a director of Viisage Technology, Inc. (developer of personal security and identification systems), a division of LAU Technologies,
                                    Foundation of the Committee of 200, Friends of the United
                                    Nations, American Academy of Rome, Chinese Foundation of
                                    Culture and Arts for Children, Abraham Fund and Israel Policy
                                    Forum (professional, educational and charitable organizations.

*Albert B. Ratner                   Mr. Ratner's principal occupation is Co-Chairman of the Board,
                                    Chief Executive Officer and President of Forest City Enterprises,
                                    Inc. (conglomerate corporation engaged in real estate
                                    development, sales, investment, construction and lumber
                                    wholesale) and an officer of its various subsidiary companies.
                                    He is also a director of RPM, Inc. (manufacturer and marketer of protective coatings).


                               Page 9 of 12 Pages

*James C. Spira                     Mr. Spira's principal occupation is managing partner and director of Diamond Technology Partners, Inc., (technology management consulting firm).  Before joining Diamond Technology Partners, he co-founded Cleveland Consulting Associates, serving as
                                    President and Chief Executive Officer from 1974 until 1989.  Mr.
                                    Spira serves as a director of New Media, Inc. (information technology consulting) and is a member of the advisory board of
                                    Progressive Insurance Company's National Accounts Division
                                    (specialty property-casualty insurer).

*Harry H. Stone                     Mr. Stone's principal occupation is President of the Courtland
                                    Group, Inc. (investments, property and business development and management) and a general partner in partnerships that own and manage The Residence Inn by Marriott Cleveland at Beachwood,
                                    Middleburg Heights, Rockside and Westlake, Ohio locations.  He is a trustee of the Cleveland Rotary Foundation and is Trustee
                                    Emeritus of Educational Television Association of Metropolitan
                                    Cleveland, Jewish Community Federation of Cleveland and
                                    Brandeis University (non-profit organizations).

*Morry Weiss                        Mr. Weiss' principal occupation is Chairman and Chief Executive
                                    Officer of Parent, a position he has held for more than five years.
                                    He also serves as a director of National City Corporation (holding company of National City Bank - Cleveland and other banks) and is a member of the advisory board of Primus Venture Partners
                                    (equity investor in companies requiring growth capital).

Michael B. Birkholm                 Vice President, Manufacturing from 1994 until becoming Senior
                                    Vice President in 1998.

Dale A. Cable                       Vice President and Treasurer.

Mary Ann Corrigan-Davis             President of Carlton Cards Retail, Inc. from 1992 until 1996, and
                                    Group Managing Director of the John Sands Group from 1996 until becoming Senior Vice President in 1997.

Jon Groetzinger, Jr                 Senior Vice President, General Counsel and Secretary.

William R. Mason                    Senior Vice President.

William S. Meyer                    Senior Vice President and Chief Financial Officer.

Patricia A. Papesh                  Vice President, Creative of the U.S. Greeting Card Division from
                                    1992 until becoming Senior Vice President in 1995.

Patricia L. Ripple                  Executive Director, Tax and Financial Reporting from 1993 until becoming
                                    Vice President and Corporate Controller in 1996.


                               Page 10 of 12 Pages

Erwin Weiss                         Senior Vice President.

Jeffrey M. Weiss                    Vice President, Materials Management of Parent's U.S. Greeting Card
                                    Division from 1996 until 1997; Vice President, Product Management of Parent's U.S. Greeting Card Division from 1997 until 1998;
                                    Senior Vice President from 1998 until becoming Executive Vice
                                    President in 2000.

George A. Wenz                      Vice President, National Accounts from 1984 before becoming
                                    Senior Vice President in 1997.

Thomas T. Zinn, Sr.                 Principal with Ernst & Young LLP before joining Parent in 1995 as Vice President, Information Services.  He became Senior Vice
                                    President in 1998.

B.       DIRECTORS AND EXECUTIVE OFFICERS OF GIBSON

         The director of Gibson is Morry Weiss. The executive officers of Gibson are Morry Weiss, President, Edward Fruchtenbaum, Vice President, Jon Groetzinger, Jr., Secretary, and Dale Cable, Treasurer. Messrs. Weiss, Fruchtenbaum, Groetzinger and Cable are also executive officers of American Greetings. Information concerning the present principal occupation or employment and material occupation, positions, offices or employment for the past five years of Messrs. Weiss, Fruchtenbaum, Groetzinger and Cable is set forth in the table of the directors and executive officers of American Greetings. The business address of each director and officer of Gibson is One American Road, Cleveland, Ohio 44144, and all directors and officers of Gibson are citizens of the United States.

                               Page 11 of 12 Pages

                                  EXHIBIT INDEX

No.      Description
---      -----------

(1)      Joint Filing Agreement
(2)      Agreement Providing Right of Last Refusal, dated December 4, 1997.
(3) Fifth Amended and Restated Investors' Rights Agreement, dated November 19, 1999 (incorporated by reference to Exhibit 4.03 of Egreetings' Registration Statement on Form S-1 (File No. 333-88595)).
(4)      Lock Up Agreement, dated September 1999.


                               Page 12 of 12 Pages